Filed by WestRock Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: WestRock Company
Commission File No. 001-38736
Date: September 12, 2023

The following is a communication sent by David Sewell, Chief Executive Officer of WestRock Company (“WestRock”), on September 12, 2023 to employees of WestRock.

I am pleased to officially announce that WestRock is merging with Smurfit Kappa to create Smurfit WestRock, a global leader in sustainable packaging. This transaction will enable our company to be an industry leader well into the future, bringing together our best-in-class product portfolios, geographic strengths and teams that will better serve customers and enhance value for our shareholders. You can read our joint press release here.

Based in Ireland, Smurfit Kappa is Europe’s integrated corrugated packaging leader. Like WestRock, they have a strong reputation for operational excellence and execution, with a commitment to innovation across the packaging lifecycle. We are thrilled to have found in Smurfit Kappa a partner that will help drive WestRock’s next phase of growth.

The ‘Go-To’ Packaging Partner

Smurfit WestRock will be the ‘Go-To’ packaging partner for customers and deliver the broadest set of paper-based solutions in the corrugated and consumer markets. As a combined company, we will be able to serve customers around the world with unparalleled geographic reach in the most attractive packaging markets, building off our strong positions in the United States, Brazil and Mexico and Smurfit Kappa’s operations across Europe and the Americas.

By harnessing our collective expertise and shared customer values, we are confident that Smurfit WestRock will operate with excellence and lead the way in terms of quality and service. A commitment to innovation and sustainability will continue to set us apart, and Smurfit WestRock will be even better positioned to accelerate our customers’ plastic replacement opportunities through renewable, recyclable and biodegradable offerings.

Importantly, we expect this merger will deliver more opportunities for our team members. We are pleased that our team members will help shape the combined company’s future and benefit from the exciting opportunities ahead as a larger, more global organization.

Next Steps

Please keep in mind that this is the first of many steps in the process of bringing our companies together. We expect the transaction to close in the second quarter of calendar year 2024, subject to shareholder approval by both companies and customary closing conditions. Until then, WestRock and Smurfit Kappa remain separate companies, and WestRock will continue serving our customers and partners as normal.

I know this news could be distracting; however, I encourage you to remain focused on winning in the market and working safely to help our customers reach their sustainability goals. Over the coming months, we will have dedicated teams from both companies working to develop integration plans that bring our operations and teams together. I’d like to share a few details that have been worked out so far. First, while Smurfit WestRock’s global headquarters will be in Dublin, Ireland, the North and South American operations will be headquartered in Atlanta, Georgia.

Tony Smurfit, Chief Executive Officer of Smurfit Kappa, will lead Smurfit WestRock as CEO once the transaction closes. Tony greatly admires our business and our talented team members that make WestRock so great, and we look forward to introducing him to the team in the future.

Keeping You Informed

We understand that you may have questions about this announcement, and we are committed to keeping you updated as we move through this process.

On behalf of the Board and leadership team, thank you all for your hard work. It is because of your dedication to WestRock and our customers that we are now preparing to lead the industry on a global scale with Smurfit Kappa.

I am incredibly proud of all that our team has accomplished and look forward to our next chapter as part of Smurfit WestRock.

Sincerely,

-David

Important Additional Information

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons into whose possession this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom, the United States and Ireland and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom, the United States or Ireland.

Subject to the Market Abuse Regulation and the UK Financial Conduct Authority’s (the “FCA”) Disclosure Guidance and Transparency Rules and the UK Listing Rules, the delivery of this announcement shall not create any implication that there has been no change in the affairs of Smurfit Kappa, WestRock or Smurfit WestRock since the date of this announcement or that the information in this announcement is correct as at any time subsequent to its date.

Additional Information about the Combination and Where to Find It

In connection with the combination of Smurfit Kappa and WestRock, Smurfit WestRock will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement, which will include a proxy statement of WestRock that will also constitute a prospectus of Smurfit WestRock (the “proxy statement/prospectus”). Each of Smurfit Kappa, WestRock and Smurfit WestRock will also file other relevant documents in connection with the combination. The definitive proxy statement/prospectus will be sent to the stockholders of WestRock. Smurfit Kappa will also publish a shareholder circular approved by the FCA, which will be sent to Smurfit Kappa’s shareholders or otherwise made available in accordance with Smurfit Kappa’s articles of association and the UK Listing Rules. Smurfit WestRock will publish a prospectus approved by the FCA, which will be made available in accordance with Rule 3.2 of the UK Prospectus Regulation Rules (the “UK listing prospectus”). This communication is not a substitute for any registration statement, proxy statement/prospectus, UK listing prospectus or other document Smurfit Kappa, WestRock and/or Smurfit WestRock may file with the SEC or applicable securities regulators in the United Kingdom and Ireland in connection with the combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF SMURFIT KAPPA AND WESTROCK ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDER CIRCULAR AND THE UK LISTING PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM AND IRELAND, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE COMBINATION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SMURFIT KAPPA, WESTROCK, SMURFIT WESTROCK, THE COMBINATION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Smurfit Kappa, WestRock and Smurfit WestRock with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by WestRock online at ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia or by calling (770) 448-2193, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder circular, UK listing prospectus and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom and Ireland by Smurfit WestRock or Smurfit Kappa online at www.smurfitkappa.com/investors, upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, Ireland or by calling +353 1 202 7000. The information included on, or accessible through, Smurfit Kappa’s or WestRock’s website is not incorporated by reference into this communication.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the combination. However, under SEC rules, Smurfit Kappa, WestRock, Smurfit WestRock, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the combination. Information about WestRock’s directors and executive officers may be found in its 2022 Annual Report on Form 10-K filed with the SEC on November 18, 2022, available at ir.westrock.com/ir-home/ and www.sec.gov. Information about Smurfit Kappa’s directors and executive officers may be found in its 2022 Annual Report filed with applicable securities regulators in the United Kingdom on March 28, 2023, available on its website at www.smurfitkappa.com/investors. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the combination will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995.  These forward-looking statements generally include statements regarding the combination between Westrock and Smurfit Kappa, including any statements regarding the combination and the listing of Smurfit Westrock, the rationale and expected benefits of the combination (including, but not limited to, cost synergies), and any other statements regarding Westrock’s and Smurfit Kappa’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions, but not all forward-looking statements include such identifying words.

Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the combination may not be satisfied; the occurrence of any event that can give rise to termination of the combination; a regulatory approval that may be required for the combination is delayed, is not obtained in a timely manner or at all or is obtained subject to conditions that are not anticipated; Smurfit Kappa is unable to achieve the synergies and value creation contemplated by the combination; Smurfit WestRock’s availability of sufficient cash to distribute to its shareholders in line with current expectations; Smurfit Kappa is unable to promptly and effectively integrate WestRock’s businesses; management’s time and attention is diverted on issues related to the combination; disruption from the combination makes it more difficult to maintain business, contractual and operational relationships; credit ratings decline following the combination; legal proceedings are instituted against Smurfit Kappa or WestRock; Smurfit Kappa or WestRock are unable to retain or hire key personnel; the announcement or the consummation of the combination has a negative effect on the market price of the capital stock of Smurfit Kappa or WestRock or on Smurfit Kappa or WestRock’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in Ireland, the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent Irish, U.S. or U.K. administrations; the ability of Smurfit Kappa or WestRock to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; actions by third parties, including government agencies; the risk that disruptions from the combination will harm Smurfit Kappa’s or WestRock’s business, including current plans and operations; certain restrictions during the pendency of the combination that may impact Smurfit Kappa’s or WestRock’s ability to pursue certain business opportunities or strategic transactions; Smurfit Kappa’s or WestRock’s ability to meet expectations regarding the accounting and tax treatments of the combination; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Smurfit Kappa’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.smurfitkappa.com/investors; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in WestRock’s reports filed with the SEC. These risks, as well as other risks associated with the combination, will be more fully discussed in the proxy statement/prospectus, the shareholder circular, the UK listing prospectus and the other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom. The list of factors presented here should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, none of Smurfit Kappa, WestRock or Smurfit WestRock assume any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Nothing in this announcement should be construed as a profit estimate or profit forecast. No statement in this announcement, including statements regarding the potential effect of the  combination on cash flows and capital returns should be interpreted to mean that cash flows or capital returns of Smurfit Kappa, WestRock or Smurfit WestRock for the current or future financial years will necessarily match or exceed the historical cash flows or capital returns of Smurfit Kappa or WestRock.

Completion of the combination will be subject to the satisfaction of several conditions as referenced elsewhere in this announcement. Consequently, there can be no certainty that the completion of the combination will be forthcoming.

This announcement is not a prospectus for the purposes of the UK Prospectus Regulation Rules or the EU Prospectus Regulation. It has been prepared solely for the combination referred to in this announcement.

The contents of this announcement are not to be construed as legal, business or tax advice. Each shareholder should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice, respectively.

Certain figures contained in this announcement, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum or percentage change of the numbers contained in this announcement may not conform precisely with the total figure given. Except as explicitly stated in this announcement, none of the contents of Smurfit Kappa's or WestRock's websites, nor any website accessible by hyperlinks on Smurfit Kappa's or WestRock's websites, is incorporated in or forms part of, this announcement.